HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2023 and 2022

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three and nine months ended September 30, 2023, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2022. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and nine months ended September 30, 2023, based on information available to management as of November 7, 2023.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2023	2022	Change	2023	2022	Change
Revenues	1,934	2,031	(4.8%)	5,865	5,918	(0.9%)
Purchased power	854	963	(11.3%)	2,662	2,829	(5.9%)
Revenues, net of purchased power[1]	1,080	1,068	1.1%	3,203	3,089	3.7%
Operation, maintenance and administration (OM&A) costs	293	296	(1.0%)	957	870	10.0%
Depreciation, amortization and asset removal costs	248	240	3.3%	747	735	1.6%
Financing charges	143	122	17.2%	423	358	18.2%
Income tax expense	36	100	(64.0%)	165	247	(33.2%)
Net income to common shareholders of Hydro One	357	307	16.3%	904	872	3.7%

Basic earnings per common share (EPS)	$0.60	$0.51	17.6%	$1.51	$1.46	3.4%
Diluted EPS	$0.59	$0.51	15.7%	$1.51	$1.45	4.1%

Net cash from operating activities	642	594	8.1%	1,644	1,658	(0.8%)
Funds from operations (FFO)[1]	622	605	2.8%	1,676	1,757	(4.6%)

Capital investments	638	501	27.3%	1,786	1,562	14.3%
Assets placed in-service	699	401	74.3%	1,349	1,177	14.6%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,588	21,609	4.5%	20,916	20,818	0.5%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,225	7,328	(1.4%)	22,579	22,977	(1.7%)

As at	September 30, 2023	December 31, 2022
Debt to capitalization ratio[2]	56.8%	56.4%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power, and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), which includes Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximately 66% interest in B2M Limited Partnership, and an approximately 55% interest in Niagara Reinforcement Limited Partnership.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
The other segment consists primarily of Hydro One's subsidiary, Acronym Solutions Inc. (Acronym), which provides telecommunications support for the Company’s transmission and distribution businesses, as well as a comprehensive suite of Information Communication Technology solutions. The other segment also consists of other investments, including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.
For the nine months ended September 30, 2023 and 2022, Hydro One's segments accounted for the Company's total revenues, as follows:

Nine months ended September 30	2023	2022
Transmission	29%	27%
Distribution	70%	72%
Other	1%	1%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the nine months ended September 30, 2023 and 2022 as follows:

Nine months ended September 30	2023	2022
Transmission	53%	52%
Distribution	46%	47%
Other	1%	1%
At September 30, 2023 and December 31, 2022, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	September 30, 2023	December 31, 2022
Transmission	60%	60%
Distribution	39%	38%
Other	1%	2%

RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the quarter ended September 30, 2023 of $357 million is an increase of $50 million, or 16.3%, compared to the same period in 2022. Significant influences on the change in net income attributable to common shareholders of Hydro One included:
•higher revenues, net of purchased power,1 resulting from an increase in transmission revenues due to Ontario Energy Board (OEB)-approved 2023 transmission rates and higher monthly average demand.
•higher depreciation, amortization and asset removal costs primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
•higher financing charges attributable to higher weighted-average interest rates on long-term debt and short-term notes, partially offset by higher capitalized interest due to a higher average balance of assets under construction.
•lower income tax expense primarily attributable to higher deductible timing differences compared to the prior year, partially offset by higher pre-tax earnings when adjusted for net income neutral items.

Revenue during the third quarter was also impacted by the cessation of the OEB approved recovery of deferred tax asset (DTA) amounts previously shared with ratepayers. On April 8, 2021, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period from July 1, 2021, to June 30, 2023 (“DTA Recovery Amounts”). The cessation of the recovery period resulted in lower revenues in the third quarter of the current year, as compared to the same quarter of 2022, and is offset by a lower tax expense and net income neutral in the period.

Net income attributable to common shareholders of Hydro One for the nine months ended September 30, 2023 of $904 million is $32 million, or 3.7%, higher compared to the same period in 2022. Year-to-date results were impacted by similar factors as noted above, as well as higher OM&A costs resulting from higher corporate support costs and work program expenditures, partially offset by lower allowance for doubtful accounts.

EPS
EPS of $0.60 and $1.51 for the three and nine months ended September 30, 2023, compares to EPS of $0.51 and $1.46 in the same periods of 2022. The increase in EPS was primarily driven by the impact of higher earnings year over year, as discussed above.
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2023	2022	Change	2023	2022	Change
Transmission	594	562	5.7%	1,708	1,597	7.0%
Distribution	1,329	1,458	(8.8%)	4,123	4,289	(3.9%)
Other	11	11	—%	34	32	6.3%
Total revenues	1,934	2,031	(4.8%)	5,865	5,918	(0.9%)

Transmission	594	562	5.7%	1,708	1,597	7.0%
Distribution revenues, net of purchased power[1]	475	495	(4.0%)	1,461	1,460	0.1%
Other	11	11	—%	34	32	6.3%
Total revenues, net of purchased power[1]	1,080	1,068	1.1%	3,203	3,089	3.7%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,588	21,609	4.5%	20,916	20,818	0.5%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,225	7,328	(1.4%)	22,579	22,977	(1.7%)
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

Transmission Revenues
Transmission revenues increased by 5.7% compared to the quarter ended September 30, 2022, primarily due to the following:
•higher revenues resulting from OEB-approved 2023 rates; and
•higher average monthly peak demand; partially offset by
•net income neutral items, including lower revenues associated with the cessation of the DTA Recovery period, partially offset by the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, which are offset in income tax and OM&A.

Transmission revenues increased by 7.0% compared to the nine months ended September 30, 2022, primarily due to similar factors as noted above.

Distribution revenues
Distribution revenues decreased by 8.8% compared to the quarter ended September 30, 2022, primarily due to the following:
•lower purchased power costs, which are fully recovered from ratepayers and thus net income neutral; and
•net income neutral items, including lower revenues associated with the cessation of the DTA Recovery period, partially offset by higher revenues related to the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods which are offset in income tax and OM&A.

Distribution revenues decreased by 3.9% compared to the nine months ended September 30, 2022, primarily due to similar factors noted above.

Distribution revenues, net of purchased power,2 decreased by 4.0% compared to the three months ended September 30, 2022, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs.
Distribution revenues, net of purchased power,2 remained in-line with the same period in the prior year largely due to similar factors noted above.

2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2023	2022	Change	2023	2022	Change
Transmission	111	106	4.7%	358	302	18.5%
Distribution	162	173	(6.4%)	535	517	3.5%
Other	20	17	17.6%	64	51	25.5%
	293	296	(1.0%)	957	870	10.0%
Transmission OM&A Costs
Transmission OM&A costs were 4.7% higher than the quarter ended September 30, 2022, primarily due to higher OM&A associated with the OEB-approved recovery of historical cost deferrals, which are offset in revenue and therefore net income neutral.

Transmission OM&A costs were 18.5% higher than the nine months ended September 30, 2022, primarily due to the factor noted above, as well as:
•higher corporate support costs mainly attributable to lower capitalized overheads associated with the timing and volume of capital activity; and
•higher work program expenditures including information technology initiatives, vegetation management, and station maintenance work.

Distribution OM&A Costs
Distribution OM&A costs were 6.4% lower than the quarter ended September 30, 2022, primarily due to:
•storm restoration costs incurred in the prior year, which were recovered from third parties and offset in revenue, therefore net income neutral; and
•lower work program expenditures including vegetation management; partially offset by
•higher OM&A associated with the OEB-approved recovery of historical cost deferrals, which are offset in revenue and therefore net income neutral.

Distribution OM&A costs were 3.5% higher than the nine months ended September 30, 2022, primarily due to similar factors as noted above, as well as:
•higher corporate support costs mainly attributable to lower capitalized overheads associated with the timing and volume of capital activity; and
•higher work program expenditures including emergency power restoration and information technology initiatives, partially offset by environmental management and vegetation management expenditures; partially offset by
•lower allowance for doubtful accounts.

Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $8 million for the quarter ended September 30, 2023, compared to the same period in 2022, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs.
Depreciation, amortization and asset removal costs increased by $12 million for the nine months ended September 30, 2023, compared to the same period in 2022, primarily due to similar factors as noted above as well as higher environmental expenditures in the first quarter of 2023.

Financing Charges
Financing charges increased by $21 million and $65 million for the three and nine months ended September 30, 2023, respectively, primarily due to higher weighted-average interest rates on long-term debt and short-term notes, partially offset by higher capitalized interest due to a higher average balance of assets under construction.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Income Tax Expense
Income tax expense was $36 million for the quarter ended September 30, 2023, compared to $100 million for the same period in 2022. The $64 million year-over-year decrease in income tax expense was primarily due to the following:
•lower tax expense associated with the cessation of the DTA recovery period on June 30, 2023 and regulatory adjustments associated with the Capitalized Overhead Tax Variance, which are offset by a corresponding decrease in revenue and are therefore net income neutral; and
•higher deductible timing differences compared to the prior year; partially offset by
•higher pre-tax earnings, adjusted for the net income neutral items.

Income tax expense was $165 million for the nine months ended September 30, 2023, compared to $247 million for the same period in 2022. The $82 million year-over-year decrease in income tax expense was primarily due to similar factors as noted above, as well as lower pre-tax earnings on a year-to-date basis compared to the prior year.
The Company realized an effective tax rate of approximately 9.1% and 15.3% for the three and nine months ended September 30, 2023, respectively, compared to approximately 24.4% and 21.9% realized in the same periods in 2022. The decrease of 15.3% and 6.6%, respectively, was primarily attributable to the factors noted above.

Common Share Dividends
In 2023, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 13, 2023	March 15, 2023	March 31, 2023	$0.2796	167
May 4, 2023	June 7, 2023	June 30, 2023	$0.2964	178
August 8, 2023	September 13, 2023	September 29, 2023	$0.2964	177
				522
Following the conclusion of the third quarter of 2023, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
November 7, 2023	December 13, 2023	December 29, 2023	$0.2964	178

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Revenues	1,934	1,857	2,074	1,862	2,031	1,840	2,047	1,779
Purchased power	854	798	1,010	895	963	852	1,014	914
Revenues, net of purchased power[1]	1,080	1,059	1,064	967	1,068	988	1,033	865
Net income to common shareholders	357	265	282	178	307	255	310	159

Basic EPS	$0.60	$0.44	$0.47	$0.30	$0.51	$0.43	$0.52	$0.27
Diluted EPS	$0.59	$0.44	$0.47	$0.30	$0.51	$0.42	$0.52	$0.26

Earnings coverage ratio[2]	3.0	3.1	3.2	3.3	3.3	3.3	3.2	3.1
1    Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2023	2022	Change	2023	2022	Change
Transmission	331	229	44.5%	659	644	2.3%
Distribution	350	171	104.7%	665	527	26.2%
Other	18	1	1,700.0%	25	6	316.7%
Total assets placed in-service	699	401	74.3%	1,349	1,177	14.6%

Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $102 million, or 44.5%, for the quarter ended September 30, 2023, compared to the same period in 2022, primarily due to the following:
•timing of investments placed in-service for station equipment refurbishments and replacements primarily at the Lambton Transformer Station, Bridgman Transformer Station, Keith Transformer Station and Cherrywood Transformer Station;
•timing of assets placed in-service related to information technology initiatives; and
•higher investments placed in-service for transmission line refurbishments and replacements; partially offset by
•major development projects put in service in the prior year, primarily the new Lakeshore Transformer Station.

Transmission assets placed in-service increased by $15 million, or 2.3%, for the nine months ended September 30, 2023, compared to the same period in 2022, primarily due to similar factors noted above, as well as the timing of in-service additions earlier this year, including the Arnprior Transformer Station and the Nanticoke Transformer Station. In addition, the year-to-date period was impacted by lower investments placed in-service for transmission line refurbishments.

Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $179 million, or 104.7%, for the quarter ended September 30, 2023, compared to the same period in 2022, primarily due to the following:
•timing of assets placed in-service related to information technology initiatives;
•investment placed in-service for the feeder development work at South Middle Road Transformer Station;
•higher volume of storm-related asset replacements; and
•higher volume of work associated with customer connections, line refurbishments, and wood pole replacements; partially offset by
•lower volume of station refurbishments and replacements; and
•completion of the Dunnville Operation Centre in 2022.

Distribution assets placed in-service increased by $138 million, or 26.2%, for the nine months ended September 30, 2023, compared to the same period in 2022, primarily due to similar factors noted above, partially offset by lower storm-related asset replacements placed in-service on a year-to-date basis.

Other Assets Placed in-Service
Other assets placed in-service increased by $17 million and $19 million, for the quarter and nine months ended September 30, 2023, respectively, compared to the same periods in 2022, primarily as a result of the replacement of Acronym’s information technology equipment.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2023	2022	Change	2023	2022	Change
Transmission
Sustaining	293	229	27.9%	761	674	12.9%
Development	65	59	10.2%	232	157	47.8%
Other	26	23	13.0%	62	68	(8.8%)
	384	311	23.5%	1,055	899	17.4%
Distribution
Sustaining	96	62	54.8%	289	313	(7.7%)
Development	121	103	17.5%	351	275	27.6%
Other	32	20	60.0%	74	58	27.6%
	249	185	34.6%	714	646	10.5%
Other	5	5	—%	17	17	—%
Total capital investments	638	501	27.3%	1,786	1,562	14.3%

Transmission Capital Investments
Transmission capital investments increased by $73 million, or 23.5%, in the third quarter of 2023 compared to the third quarter of 2022, primarily due to a higher volume of station refurbishments and equipment replacements.

Transmission capital investments increased by $156 million, or 17.4%, in the nine months ended September 30, 2023, primarily due to the same factor noted above, as well as investments in the new Chatham to Lakeshore and Waasigan Transmission Line projects in the current year.

Distribution Capital Investments
Distribution capital investments increased by $64 million, or 34.6%, in the third quarter of 2023 compared to the third quarter of 2022, primarily due to the following:
•higher spend on storm-related asset replacements;
•higher volume of line refurbishments and wood pole replacements;
•investment in the Advanced Metering Infrastructure System 2.0 project;
•higher spend on information technology initiatives;
•higher volume of work on customer connections; and
•higher spend on minor fixed assets.

Distribution capital investments increased by $68 million, or 10.5%, in the nine months ended September 30, 2023, primarily due to similar factors noted above, as well as timing of work on system capability reinforcement projects and higher volume of externally driven work attributable to joint use assets and line relocations. In addition, the year-to-date period was impacted by lower spend on storm-related asset replacements.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects at September 30, 2023:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Barrie Area Transmission Upgrade	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2023	125	88
Chatham to Lakeshore Transmission Line[1]	Southwestern Ontario	New transmission line and station expansion	2024	253	111
East-West Tie Station Expansion[2]	Northern Ontario	New transmission connection and station expansion	2024	191	186
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	5
St. Clair Transmission Line[3]	Southwestern Ontario	New transmission line and station expansion	2025	38	15
Waasigan Transmission Line[4]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	53
Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Mississagi to Third Line Line[6]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Hanmer to Mississagi Line[6]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Greater Toronto Area East Line[6]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	121
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	96
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	170
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	134
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	126
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	31
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	60
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	78
1 The Chatham to Lakeshore Transmission Line project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario.”
2 The East-West Tie Station Expansion project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-22 period, and final project in-service expected in 2024.
3 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
4 The Waasigan Transmission Line Project includes both phase 1 and phase 2, inclusive of necessary stations enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects the anticipated completion of Phase 2 by the end of 2027. The first phase of the project is expected to be in-serviced as close to the end of 2025 as possible. On May 4, 2022 and November 18, 2022, under Hydro One’s equity partnership model, Hydro One entered into agreements with First Nations communities that provide them the opportunity to acquire a 50% equity stake in the transmission line component of the project. Completion of the project remains subject to stakeholder consultation and regulatory approvals. See section "Other Developments - Supporting Critical Infrastructure in Northwestern Ontario" for further details.
5 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.
6 The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2023 to 2027 capital estimates have been updated during the nine months ended September 30, 2023 to reflect the estimated impact of the Waasigan Transmission Line Project that was filed with the OEB on July 31, 2023 through a leave-to-construct application (see section "Other Developments - Supporting Critical Infrastructure in Northwestern Ontario" for further details), as well as the revised cost and anticipated in-service date estimates of the Chatham to Lakeshore Transmission Line Project (see “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario” for further details). The following tables summarize Hydro One’s annual projected capital investments for 2023 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2023	2024	2025	2026	2027
Transmission[1]	1,636	1,807	1,778	1,692	1,772
Distribution	924	1,027	1,043	1,001	989
Other	23	18	15	11	10
Total capital investments[2]	2,583	2,852	2,836	2,704	2,771

By category: (millions of dollars)	2023	2024	2025	2026	2027
Sustainment	1,534	1,658	1,629	1,548	1,480
Development[1]	764	971	1,001	947	1,124
Other[3]	285	223	206	209	167
Total capital investments[2]	2,583	2,852	2,836	2,704	2,771
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the Joint Rate Application (JRAP) decision.
2 On March 29, 2021, the Independent Electricity Service Operator (IESO) requested Hydro One to initiate work to develop and construct a new transmission line between Chatham and Lambton (the St. Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments”). On October 23, 2023, the Minister of Energy further directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for three priority transmission line projects to meet growing electricity demand in Northeastern and Eastern Ontario. The future capital investments presented do not include capital expenditures of the six additional lines, as Hydro One is currently evaluating the scope and timing of this work.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.

SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Net cash from operating activities	642	594	1,644	1,658
Net cash from (used in) financing activities	70	(90)	(243)	(635)
Net cash used in investing activities	(677)	(510)	(1,872)	(1,538)
Increase (decrease) in cash and cash equivalents	35	(6)	(471)	(515)

Net cash from operating activities
Net cash from operating activities increased by $48 million for the three months ended September 30, 2023, compared to the same period in 2022. The increase was impacted by various factors, including the following:
•increase in net working capital deficiency primarily attributable to a lower cost of power payable to the IESO, driven by lower commodity rates charged, and higher receivables from the IESO due to higher transmission revenues, partially offset by higher accrued liabilities;
•changes in regulatory account balances; and
•higher pre-tax earnings.

Net cash from operating activities decreased by $14 million for the nine months ended September 30, 2023, compared to the same period in 2022. The decrease was mainly attributable to lower pre-tax earnings, partially offset by an increase in net working capital deficiency primarily attributable to higher receivables from the IESO due to higher transmission revenues, partially offset by higher accrued liabilities.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Net cash from (used in) financing activities
Net cash provided by financing activities increased by $160 million and cash used in financing activities decreased by $392 million, for the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022. This was impacted by various factors, including the following:
Sources of cash
•the Company received proceeds of $2,120 million and $5,480 million from the issuance of short-term notes in the three and nine month periods ended September 30, 2023, respectively, compared to $1,730 million and $4,590 million received in the same periods last year.
•the Company issued $425 million and $1,475 million of long-term debt in the three and nine months ended September 30, 2023, respectively, compared to no long-term debt issued in either period of 2022.
Uses of cash
•the Company repaid $2,295 million and $5,930 million of short-term notes in the three and nine month periods ended September 30, 2023, respectively, compared to $1,650 million and $4,120 million repaid in the same periods last year.
•the Company repaid $nil and $731 million of long-term debt in the three and nine month periods ended September 30, 2023, respectively, compared to $nil and $601 million in the same periods of 2022.
•common share dividends paid in the three and nine month periods ended September 30, 2023 were $177 million and $522 million, respectively, compared to dividends of $167 million and $494 million paid in the same periods last year.

Net cash used in investing activities
Net cash used in investing activities increased by $167 million and $334 million, for the three and nine months ended September 30, 2023, respectively, compared to the same period in 2022 primarily due to higher capital investments as well as higher spend on future use assets associated with designated broadband projects. See section “Capital Investments” for comparability of capital investments made by the Company during the three and nine months ended September 30, 2023 compared to the prior year, and section “Building Broadband Faster Act, 2021” for further details on broadband projects.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At September 30, 2023, Hydro One Inc. had $927 million in commercial paper borrowings outstanding, compared to $1,374 million outstanding at December 31, 2022. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million at September 30, 2023. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2023, the maturity date for the Operating Credit Facilities was extended from 2027 to 2028. No amounts were drawn on the Operating Credit Facilities at September 30, 2023 or December 31, 2022. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
At September 30, 2023, the Company had long-term debt outstanding in the principal amount of $14,545 million, which included $425 million of long-term debt issued by Hydro One and $14,120 million of long-term debt issued by Hydro One Inc. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium-Term Note (MTN) Program, as further described below. On January 12, 2023, Hydro One published a Sustainable Financing Framework, which allows the Company and its subsidiaries to issue sustainable financing instruments and allocate the net proceeds to investments in eligible green and social project categories. The Company's total long-term debt consists of notes and debentures that mature between 2024 and 2064, and at September 30, 2023, had a weighted-average term to maturity of approximately 13.7 years (December 31, 2022 - 14.0 years) and a weighted-average coupon rate of 4.0% (December 31, 2022 - 3.9%).
In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million and expires in July 2024. At September 30, 2023, $1,775 million remained available for issuance under the MTN Program prospectus. On October 20, 2023, Hydro One Inc. issued $400 million of green bonds (Series 57 notes) under its MTN Program with a maturity date of October 20, 2025 and a
3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022 coupon rate of 5.54%. Concurrently, Hydro One Inc. executed a $400 million fixed-to-floating interest rate swap agreement to convert these notes into daily compounded variable rate debt.
On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. At September 30, 2023, no securities have been issued under the Universal Base Shelf Prospectus.
On November 22, 2022, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. At September 30, 2023, no securities have been issued under the US Debt Shelf Prospectus.

Compliance
At September 30, 2023, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Credit Ratings
On August 18, 2023, S&P Global Ratings revised its outlooks on the Company and Hydro One Inc. to positive from stable and affirmed the companies' existing issuer and issue-level ratings.

OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at September 30, 2023 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	14,545	700	1,675	1,175	10,995
Long-term debt - interest payments	8,460	589	1,115	1,011	5,745
Short-term notes payable	927	927	—	—	—
Pension contributions[1]	476	71	147	155	103
Environmental and asset retirement obligations	97	19	21	4	53
Outsourcing and other agreements	190	84	81	12	13
Capital agreements	124	4	120	—	—
Lease obligations	55	13	22	16	4
Long-term software/meter agreement	22	2	15	2	3
Total contractual obligations	24,896	2,409	3,196	2,375	16,916

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[2]	171	171	—	—	—
Guarantees[3]	517	517	—	—	—
Total other commercial commitments	3,238	688	—	2,550	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2022 and filed on September 26, 2023.
2 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $7 million letter of credit provided to the IESO for prudential support, and $1 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. As at November 7, 2023, Hydro One had 599,076,993 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At November 7, 2023, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised at November 7, 2023 was 1,969,428.
REGULATION
Hydro One Networks
On November 29, 2022 the OEB issued a Decision and Order approving Hydro One Networks' JRAP for distribution rates and transmission revenue requirement for the period 2023-2027. The following table lists the rate base and revenue requirements arising from the approved rate application:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base	Revenue Requirement[1]	Rate Base	Revenue Requirement[1]
2023	$14,534 million	$1,952 million	$9,460 million	$1,727 million
2024	$15,342 million	$2,073 million	$9,979 million	$1,813 million
2025	$16,271 million	$2,168 million	$10,573 million	$1,886 million
2026	$17,148 million	$2,277 million	$11,153 million	$1,985 million
2027	$17,940 million	$2,362 million	$11,656 million	$2,071 million
1 Revenue requirements for 2024 to 2027 are updated annually as part of an annual application process to reflect latest inflation factors.
Following the OEB approval of the JRAP Settlement and the completion of the recovery of DTA amounts previously shared with ratepayers in 2023, Hydro One's effective tax rate over the JRAP period is expected to be between 13% and 16%.
Deferred Tax Asset
On April 8, 2021, the OEB rendered its DTA Implementation Decision, approving the recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period from July 1, 2021 to June 30, 2023.
The recovery of the previously shared DTA amounts plus carrying charges resulted in a $67 million contribution to FFO4 for the nine months ended September 30, 2023 (2022 - $132 million). In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to result in additional FFO4 of approximately $46 million for 2023, but is anticipated to decline annually thereafter.
Hydro One Remotes
On August 31, 2022, Hydro One Remotes filed its distribution rate application for 2023-2027. On March 2, 2023, the OEB approved Hydro One Remote Communities' 2023 revenue requirement of $128 million with a price cap escalator index for 2023-2027, and a 3.72% rate increase effective May 1, 2023.
Getting Ontario Connected Act Variance Account
On October 31, 2023 the OEB established an industry-wide generic variance account, effective April 1, 2023, which allows rate-regulated electricity distributors to record incremental costs of locating underground infrastructure resulting from the implementation of Bill 93, in a regulatory account for future recovery subject to the approval of the OEB. The Company will continue to assess the impact as more details become available.

4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Cloud Computing Arrangement Implementation Costs
On November 2, 2023, the OEB established an industry-wide generic deferral account, effective December 1, 2023, which allows rate-regulated entities, including electricity distributors and transmitters, to record incremental cloud computing implementation costs incurred and any related offsetting savings, if applicable, in a regulatory account for future recovery subject to the approval of the OEB. The Company is currently assessing the potential impact of establishing the account.
OTHER DEVELOPMENTS

Collective Agreements
On June 23, 2023, Hydro One Inc. reached a tentative renewal agreement for the collective agreement with the Power Workers’ Union (PWU) for Customer Service Operations (CSO), which had expired on September 30, 2022. On the same date, Hydro One Inc. also reached a tentative renewal agreement with the PWU for the main collective agreement that had expired on March 31, 2023. The main agreement was ratified by the PWU membership on August 16, 2023, while the CSO agreement was ratified on August 21, 2023. Both agreements will expire on September 30, 2025.
The collective agreement with the Society of United Professionals expired on March 31, 2023. Negotiations to renew this agreement commenced on January 16, 2023 and resulted in a tentative renewal agreement on August 15, 2023. The Society membership ratified the new agreement on September 11, 2023. This agreement will also expire on September 30, 2025.

Chapleau Hydro Purchase Agreement
On November 6, 2023, Hydro One Networks and Chapleau Public Utilities Corporation (Chapleau Hydro) signed a definitive agreement for Hydro One Networks to acquire Chapleau Hydro’s distribution business to serve electricity customers within the Township of Chapleau. The agreement includes purchasing substantially all of Chapleau Hydro’s electricity distribution assets. Chapleau Hydro is owned by the Township of Chapleau. Hydro One Networks is expected to pay approximately $2.3 million for the transaction, subject to adjustments. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB. Hydro One Networks intends to file an application with the OEB by the end of 2023 for approval of the acquisition.
Building Broadband Faster Act, 2021
In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 (BBFA) that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act, 1998 (OEB Act) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. The Building Broadband Faster Act Guideline and two regulations informing the legislative changes were published on November 2021.
A third regulation mandating a reduction in the annual wireline attachment rate for telecommunications carriers was issued on December 10, 2021. The OEB issued an Order and Decision on December 16, 2021 that lowered the annual wireline attachment rate for Telecommunications Carriers per the Telecommunications Act from $44.50 per attacher per pole to $34.76 per attacher per pole. The OEB subsequently issued another Order and Decision on November 3, 2022 to adjust the annual wireline attachment rate to $36.05 per attacher per pole. On March 7, 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure.
The regulation regarding electricity infrastructure and designated broadband projects under the OEB Act (O.Reg. 410/22) came into force on April 21, 2022. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. $1.7 million was recorded in this account as of Q4 2022. On September 6, 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. As part of the project, a contract was signed with Anixter Power Solutions Canada Inc. (Wesco) in support of this project. In December 2022, Hydro One committed to purchases in the amount of $61 million. On March 28 2023, the Province amended the OEB Act (O.Reg. 410/22) updating portions of the previous regulation established on April 21 2022. Key updates focus on amendments to performance timelines associated with designated broadband projects.
On August 14, 2023, the BBFA was further amended to provide additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work. .

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On May 9, 2022, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Chatham to Lakeshore Transmission Line project in Southwestern Ontario. On November 24, 2022, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval. On December 28, 2022, the Haudenosaunee Development Institute (HDI) filed an appeal to the Divisional Court, under s.22 of the Ontario Energy Board Act, 1998 (OEBA), of this decision. The appeal, among other items, asked to set aside the OEB's decision granting Hydro One approval to construct the Chatham to Lakeshore Transmission Line project and to deny the application. The HDI filed their appeal materials on March 1, 2023. The OEB and Hydro One filed their responding materials on May 1, 2023.
On June 8, 2023, all parties mutually agreed to a dismissal of the appeal without costs, and the appeal was dismissed by the Divisional Court on June 12, 2023. On June 15, 2023, Hydro One commenced construction of the Chatham to Lakeshore Transmission Line Project, which was expected to be in-service by the end of 2025.
On November 3, 2023, the Company announced a revision to the anticipated in-service date and estimated cost of the project. The Chatham to Lakeshore Transmission Line project is now expected to be in-service by December 2024 and completed for a total cost of $253 million.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
In 2013, the Province issued an Order in Council with a directive from the Minister of Energy to the OEB, requiring Hydro One Networks to develop and seek approvals for the Northwest Bulk Transmission Line (now the Waasigan Transmission Line). In response to the 2013 directive, the OEB amended Hydro One Networks’ transmission license in 2014 to develop and seek approval for the project. Hydro One is currently undertaking an environmental assessment which includes both phases of the project (see section “Major Transmission Capital Investment Projects”). Hydro One has agreements with nine First Nation communities providing them the opportunity to acquire 50% ownership in the transmission line component of the project.
On April 25, 2023, the Company received a letter from the IESO confirming the need for reliable electricity in Northwestern Ontario. In this letter, the IESO recommends that Phase 2 of the Waasigan Transmission Line project, a single-circuit 230 kilovolt transmission line between Mackenzie Transformer Station in the Town of Atikokan and Dryden Transformer Station in the City of Dryden, should be in-serviced as soon as practically possible following Phase 1 of the project. This follows an IESO letter received in May 2022 in which it recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible.
On July 31, 2023, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Waasigan Transmission Line Project. See section "Major Transmission Capital Investment Projects".
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the Ministry of Energy (Ministry) announced a proposal to take certain actions to facilitate the timely development of three transmission projects across Northeastern and Eastern Ontario. The Ministry proposed to bring forward an Order in Council that would, if approved, declare the following transmission projects, recommended to be in-service by 2029, to be priority projects under s. 96.1 (1) of the OEBA:
•The Mississagi to Third Line – a 230-kilovolt transmission line that is expected to run approximately 75 kilometers from Mississagi Transformer Station (west of Sudbury) to Third Line Transformer Station (Sault Ste Marie);
•The Greater Toronto Area East Line – a 230-kilovolt transmission line that is expected to run approximately 50 kilometers from either Cherrywood Transformer Station (Pickering) or Clarington Transformer Station (Oshawa) into Dobbin Transformer Station (Peterborough); and
•The Hanmer to Mississagi Line – a 500-kilovolt transmission line that is expected to run approximately 205 kilometers from Hanmer Transformer Station (Greater Sudbury) to Mississagi Transformer Station (west of Sudbury).

At the same time, the Ministry also proposed to bring forward an Order in Council and companion Directive, pursuant to s. 28.6.1 of the OEBA that would, if approved, direct the OEB to amend Hydro One Networks’ transmission licence to require it to undertake development work and seek all necessary approvals to construct the three projects listed above. The 60-day consultation period ended on September 8, 2023.
On October 23, 2023, the Minister of Energy directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for the three priority transmission line projects noted above.

Sustainability Report
The Hydro One 2022 Sustainability Report entitled “Enabling Ontario's Clean Energy Future” is available on the Company’s website at www.hydroone.com/sustainability.
The 2022 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
On June 2, 2023, Mitch Panciuk, Helga Reidel and Brian Vaasjo were appointed by the Board of Hydro One. Their appointments replaced William (Bill) Sheffield, Blair Cowper-Smith and Russel Robertson who did not stand for re-election.
Executive Officers
On January 10, 2023, the Board of Hydro One announced the appointment of David Lebeter as President and Chief Executive Officer effective February 1, 2023. On February 1, 2023, Bill Sheffield stepped down from his role as Interim President and Chief Executive Officer, however, continued in his role as a director of Hydro One until the Annual General Meeting on June 2, 2023 where he did not stand for re-election.
On April 13, 2023, Hydro One announced the appointment of Teri French as Executive Vice President (EVP), Operations and Customer Experience and Andrew Spencer as EVP, Capital Portfolio Delivery. On the same day, the Company announced expanded mandates for Megan Telford as EVP, Strategy, Energy Transition, Human Resources and Safety and Chris Lopez as EVP, Chief Financial and Regulatory Officer.
On April 13, 2023, Paul Harricks announced his intention to retire and stepped down from his role as EVP, Chief Legal Officer. On the same day, Cassidy McFarlane was named General Counsel of Hydro One. Paul Harricks is remaining with Hydro One as a Senior Advisor to the Chief Executive Officer until the end of the year.
Effective June 30, 2023, Brad Bowness resigned as Chief Information Officer of Hydro One.

NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; and revenues, net of purchased power, to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power, are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Net cash from operating activities	642	594	1,644	1,658
Changes in non-cash balances related to operations	(18)	13	40	107
Distributions to noncontrolling interest	(2)	(2)	(8)	(8)
FFO	622	605	1,676	1,757

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Revenues	1,934	1,857	2,074	1,862	2,031	1,840	2,047	1,779
Less: Purchased power	854	798	1,010	895	963	852	1,014	914
Revenues, net of purchased power	1,080	1,059	1,064	967	1,068	988	1,033	865

Quarter ended (millions of dollars)	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Distribution revenues	1,329	1,285	1,509	1,371	1,458	1,314	1,517	1,347
Less: Purchased power	854	798	1,010	895	963	852	1,014	914
Distribution revenues, net of purchased power	475	487	499	476	495	462	503	433

Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	September 30, 2023	December 31, 2022
Short-term notes payable	927	1,374
Less: cash and cash equivalents	(59)	(530)
Long-term debt (current portion)	700	733
Long-term debt (long-term portion)	13,802	13,030
Total debt (A)	15,370	14,607

Shareholders' equity (excluding noncontrolling interest)	11,678	11,306
Total debt plus shareholders' equity (B)	27,048	25,913

Debt-to-capitalization ratio (A/B)	56.8%	56.4%

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Net income to common shareholders	357	265	282	178	307	255	310	159
Income tax expense	36	65	64	41	100	68	79	55
Financing charges	143	144	136	128	122	119	117	123
Earnings before income taxes and financing charges attributable to common shareholders	536	474	482	347	529	442	506	337

Twelve months ended (millions of dollars)	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Earnings before income taxes and financing charges attributable to common shareholders (A)	1,839	1,832	1,800	1,824	1,814	1,774	1,700	1,604

Quarter ended (millions of dollars)	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Financing charges	143	144	136	128	122	119	117	123
Capitalized interest	20	18	15	16	16	16	15	16
Financing charges and capitalized interest	163	162	151	144	138	135	132	139

Twelve months ended (millions of dollars)	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Financing charges and capitalized interest (B)	620	595	568	549	544	539	524	521

Earnings coverage ratio = A/B	3.0	3.1	3.2	3.3	3.3	3.3	3.2	3.1
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% ownership at September 30, 2023. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2023 and 2022:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2023	2022	2023	2022
Province	Dividends paid	83	79	246	233
IESO	Power purchased	451	553	1,596	1,739
	Revenues for transmission services	589	558	1,694	1,586
	Amounts related to electricity rebates	199	259	628	803
	Distribution revenues related to rural rate protection	63	62	187	183
	Distribution revenues related to supply of electricity to remote northern communities	12	8	35	26
	Distribution revenues related to Wataynikaneyap Power LP	14	—	41	—
	Funding received related to Conservation and Demand Management programs	—	2	1	2
OPG[1]	Power purchased	5	1	12	12
	Revenues related to provision of services and supply of electricity	2	2	6	6
	Capital contribution received from OPG	1	3	4	5
	Costs related to the purchase of services	—	1	1	2
OEFC	Power purchased from power contracts administered by the OEFC	—	1	1	2
OEB	OEB fees	3	2	9	7
OCN LP2	Investment in OCN LP	—	3	—	4
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See section “Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments” for details related to the OCN Guarantee.
2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2022 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2023 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	No impact upon adoption
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary, HOHL, issuable under the short form base shelf prospectus dated November 22, 2022. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information at September 30, 2023 and December 31, 2022 and for the three and nine months ended September 30, 2023 and September 30, 2022 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	$178	$167	$—	$—	$2,132	$2,230	$(376)	$(366)	$1,934	$2,031
Net Income (Loss) Attributable to Common Shareholders	$178	$167	$—	$—	$549	$486	$(370)	$(346)	$357	$307

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022

Nine months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	$523	494	$—	$—	$6,496	6,503	$(1,154)	(1,079)	$5,865	$5,918
Net Income (Loss) Attributable to Common Shareholders	$521	493	$—	$—	$1,456	1,406	$(1,073)	(1,027)	$904	$872

As at September 30, 2023 and December 31, 2022 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Sept. 2023	Dec. 2022	Sept. 2023	Dec. 2022	Sept. 2023	Dec. 2022	Sept. 2023	Dec. 2022	Sept. 2023	Dec. 2022
Current Assets	$128	$117	$—	$—	$2,778	$3,067	$(1,617)	$(1,324)	$1,289	$1,860
Non-Current Assets	$3,478	$3,469	$—	$—	$48,341	$45,973	$(20,621)	$(19,845)	$31,198	$29,597
Current Liabilities	$527	$509	$—	$—	$4,131	$4,455	$(1,609)	$(1,312)	$3,049	$3,652
Non-Current Liabilities	$425	$425	$—	$—	$30,830	$28,801	$(13,580)	$(12,813)	$17,675	$16,413
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expected timing of the Company's update to its transmission and distribution rate base and revenue requirements; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans; collective agreements; BBFA and expected impacts; the Company’s assessment of impacts related to the OEB-established generic variance and deferral accounts; future pension plan and contributions; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; the Universal Base Shelf Prospectus; the US Debt Shelf Prospectus; and the Company’s acquisitions, including CPUC. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2023 and 2022
Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures or the risk of a downgrade in the Company’s credit ratings;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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